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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                               PROXIM CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 12, 2003
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------
CUSIP No.   744283102
------------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus Private Equity VIII, L.P.            I.R.S. #13-4161869
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
NUMBER OF        8   SHARED VOTING POWER
SHARES
BENEFICIALLY         93,569,047
OWNED BY       -----------------------------------------------------------------
EACH             9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0
               -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     93,569,047
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        93,569,047
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No.   744283102
------------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus & Co.                                I.R.S. #13-6358475
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
NUMBER OF        8   SHARED VOTING POWER
SHARES
BENEFICIALLY         93,569,047
OWNED BY       -----------------------------------------------------------------
EACH             9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0
               -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     93,569,047
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        93,569,047
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No.   744283102
------------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC                                  I.R.S. #13-3536050
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
NUMBER OF        8   SHARED VOTING POWER
SHARES
BENEFICIALLY         93,569,047
OWNED BY       -----------------------------------------------------------------
EACH             9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     93,569,047
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        93,569,047
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

     This Amendment No. 4 (this "Amendment") amends the Schedule 13D filed on August 9, 2002 and amended on October 9, 2002, July 24, 2003 and October 24, 2003 (the "Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

     On October 21, 2003, the Company issued to WP VIII the Secured Subordinated Promissory Note in the aggregate principal amount of $26,000,000 (the "Amended 2003 Note"), which amended and restated the Secured Promissory Note issued to WP VIII on July 30, 2003 in the aggregate principal amount of $26,000,000. This Amendment is being filed in connection with (i) WP VIII's right to exchange the Amended 2003 Note in the aggregate principal amount of $26,000,000 held by WP VIII into shares of Series B Preferred Stock and (ii) the issuance of the 2003 Warrants (which consist of warrants to purchase 15,600,000 shares of Common Stock at an exercise price of $1.46 and warrants to purchase 5,200,000 shares of Common Stock at an exercise price of $1.53), as a result of the approval thereof by the Company's stockholders on December 12, 2003 in accordance with the Amended and Restated Purchase Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to add the following:

     On December 12, 2003, upon receipt of the 2003 Stockholder Approval, (i) the Amended 2003 Note held by WP VIII in the aggregate principal amount of $26,000,000, plus any accrued but unpaid interest thereon, became exchangeable at the option of WP VIII at any time and from time to time for the number of shares of Series B Preferred Stock equal to the quotient obtained by dividing the aggregate outstanding principal balance plus any accrued but unpaid interest then outstanding on the 2003 Amended Note or the portion thereof to be exchanged, by $100.00 and (ii) the Company issued the 2003 Warrants. The 2003 Warrants may be exercised by WP VIII, in whole and in part, at any time and from time to time, but in no event later than December 15, 2010. The Company created the Series B Preferred Stock upon filing the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Proxim Corporation with the Secretary of State of the State of Delaware on December 15, 2003 (the "Series B Preferred Certificate of Designations"). The Series B Preferred Stock is convertible by WP VIII, at any time and from time to time, into shares of Common Stock at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Series B Preferred Certificate of Designations. The summary of the Series B Preferred Stock in this Schedule 13D is qualified in its entirety by reference to the Series B Preferred Certificate of Designations, a copy of which is attached hereto as Exhibit 1. The summary of the 2003

Warrants in this Schedule 13D is qualified in its entirety by reference to the 2003 Warrants, copies of which are attached as Exhibits 2 and 3 hereto.

     The 2003 Warrants were issued as an inducement to WP VIII to purchase the Original 2003 Note, to accept the Amended 2003 Note upon surrender of the Original 2003 Note and to enter into the Amended and Restated Purchase Agreement. No additional funds were required to acquire beneficial ownership of the Common Stock reported in this Amendment.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to add the following:

     (a) As of December 15, 2003, the Reporting Persons beneficially own shares of Common Stock by virtue of WP VIII's ownership of the Amended 2003 Note, the Preferred Stock, the Warrants, the Additional Warrants and the 2003 Warrants. Assuming the exchange of the Amended 2003 Note and accrued but unpaid interest thereon for Series B Preferred Stock and the subsequent full conversion of those shares of Series B Preferred Stock, full conversion of the shares of Preferred Stock held by WP VIII (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, as more fully described in the Certificate of Designations), and assuming exercise of the Warrants, the Additional Warrants and the 2003 Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 93,569,047 shares of Common Stock (3,360,057 shares of which are a result of accretion on the Preferred Stock since the initial issuance date), representing approximately 43.3% of the outstanding Common Stock based on the 122,700,096 shares of Common Stock outstanding as of November 5, 2003 (as set forth in the Company's Form 10-Q for the quarter ended September 30, 2003). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under

Rule 13d-3 under the Exchange Act to beneficially own 93,569,047 shares of Common Stock, representing approximately 43.3% of the outstanding Common Stock as described above.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 93,569,047 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 93,569,047 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

     (c) Other than acquiring the right to exchange the Amended 2003 Note for shares of Series B Preferred Stock and the 2003 Warrants, as discussed above in
Item 3 which is incorporated herein by reference, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or Item 2(d) hereto.

Item 7. Material to be Filed as Exhibits.

          1.   Series B Preferred Certificate of Designations

          2. Warrant to Purchase Shares of Class A Common Stock, par value $.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.46 exercise price)

          3. Warrant to Purchase Shares of Class A Common Stock, par value $.01 per share, of Proxim Corporation, dated December 12, 2003 ($1.53 exercise price)

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 2003               WARBURG PINCUS PRIVATE EQUITY VIII,
                                        L.P.

                                        By:   Warburg Pincus & Co.,
                                              General Partner

                                              By:  /s/ Scott A. Arenare
                                                   --------------------
                                                   Name:   Scott A. Arenare
                                                   Title:  Partner


Dated:  December 15, 2003               WARBURG PINCUS & CO.


                                        By:  /s/ Scott A. Arenare
                                             --------------------
                                             Name:   Scott A. Arenare
                                             Title:  Partner


Dated:  December 15, 2003               WARBURG PINCUS LLC


                                        By:  /s/ Scott A. Arenare
                                             --------------------
                                             Name:   Scott A. Arenare
                                             Title:  Managing Director


Dated:  December 15, 2003               WARBURG PINCUS NETHERLANDS PRIVATE
                                        EQUITY VIII C.V. I

                                        By:  Warburg Pincus & Co.,
                                             General Partner

                                             By:  /s/ Scott A. Arenare
                                                  --------------------
                                                  Name:   Scott A. Arenare
                                                  Title:  Partner

Dated:  December 15, 2003               WARBURG PINCUS NETHERLANDS PRIVATE
                                        EQUITY VIII C.V. II

                                        By:  Warburg Pincus & Co.,
                                             General Partner

                                             By:  /s/ Scott A. Arenare
                                                  --------------------
                                                  Name:   Scott A. Arenare
                                                  Title:  Partner


Dated:  December 15, 2003               WARBURG PINCUS GERMANY PRIVATE EQUITY
                                        VIII KG


                                        By:  /s/ Scott A. Arenare
                                             --------------------
                                             Name:   Scott A. Arenare
                                             Title:  Partner